Filed Pursuant to Rule 424(b)(3) and Rule 424(c)

Registration Statement No. 333-287493

August 21, 2025

PROSPECTUS SUPPLEMENT NO. 2

MOBIX LABS, INC.

Up to 15,373,309 SHARES OF CLASS A COMMON STOCK

This prospectus supplement amends the prospectus dated August 11, 2025 (as supplemented to date, the “Prospectus”) of Mobix Labs, Inc. a Delaware corporation (the “Company”), which forms a part of the Company’s Registration Statement on Form S-1, as amended (No. 333-287493). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in the Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on August 21, 2025, as set forth below. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement.

Shares of our Class A Common Stock are listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “MOBX”. On August 20, 2025, the closing price of our Class A Common Stock was $0.8301.

Investing in the Company’s Class A Common Stock involves risks. See “Risk Factors” beginning on page 5 of the Prospectus and under similar headings in any amendments or supplements to the Prospectus.

Neither the SEC nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 2 is August 21, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 13, 2025

MOBIX LABS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40621	98-1591717
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 Venture, Suite 220 Irvine, California	92618
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (949) 808-8888

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.00001 per share	MOBX	Nasdaq Capital Market
Redeemable warrants, each warrant exercisable for one share of Class A Common Stock	MOBXW	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.02. Unregistered Sales of Equity Securities.

On August 13 and August 15, 2025, Mobix Labs, Inc. (the “Company”) completed a series of financing transactions that enhance the Company’s working capital position and provide additional financial flexibility.

Lendspark Financing

The Company entered into a Securities Purchase Agreement with Lendspark Corporation, pursuant to which it issued a secured promissory note (the “Note”) in the principal amount of $550,000. The Note bears a fixed annual interest rate and matures 12 months from issuance. As part of the financing, the Company issued 150,000 shares of Class A common stock (“Class A Common Stock”) as commitment shares, granted customary registration rights, and provided a first-priority security interest in substantially all assets of the Company and its subsidiaries, subject to permitted liens. The Note is convertible upon default at the option of Lendspark, into up to 2,500,000 shares of the Company’s Class A Common Stock at a fixed conversion price of $0.70 per share. In addition, the Note contains “make-whole” provisions that require the Company to issue a limited number of additional shares or make cash payments under certain circumstances.

Maxim Financing

The Company also entered into a Business Loan and Security Agreement with Maximcash Solutions LLC (“Maxim”), pursuant to which the Company received $600,000 of loan proceeds secured by all assets of the Company. In connection with this financing, the Company issued 93,750 shares of Class A Common Stock as commitment shares and pledged 1,500,000 shares of Class A Common Stock as additional collateral, which may only be utilized by Maxim in the event of default. Maxim was also granted customary registration rights.

Accredited Investor Equity Investment

On August 15, 2025, the Company entered into a Stock Purchase Agreement with an accredited investor for the sale of 1,052,725 shares of Class A Common Stock at a price of $0.95 per share, resulting in gross proceeds of approximately $1.0 million. The investor also received a warrant to purchase 500,045 shares of Class A common stock at $0.96 per share, exercisable for three years.

Exemption

The securities described above were issued pursuant to exemptions from registration under Section 4(a)(2) of the Securities Act of 1933 and/or Rule 506(b) of Regulation D.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Mobix Labs, Inc.

Dated: August 21, 2025	/s/ Keyvan Samini
Keyvan Samini
President and Chief Financial Officer